(LOGO) Brooks Lodden P.C.
certified public accountants

Telford A. Lodden, CPA. CFP, CVA
James E. Benbow, CPA
Bruce W. Hartley, CPA
John E. Lamale, CPA
Brent L. Alexander, CPA


INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors
Brenton Mortgages, Inc.
Des Moines, Iowa

We have examined management's assertion about Brenton Mortgages, Inc.'s compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 31, 1999 included in the accompanying management assertion. Management is responsible for Brenton Mortgages, Inc.'s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Brenton Mortgages, Inc.'s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Brenton Mortgages, Inc.'s compliance with the minimum servicing standards.

In our opinion, management's assertion that Brenton Mortgages, Inc. complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 1999 is fairly stated, in all material respects.


Brooks Lodden,P.c.

West Des Moines, Iowa
January 14, 2000

1441 29th Street, Suite 305 * West Des Moines, IA 150266 * Phone: 515.223.7300
* Fax: 515.223.8778